SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 21, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated September 21, 2005 re: Partner Communications selects Ericsson as second UMTS/HSDPA vendor.

PARTNER COMMUNICATIONS SELECTS ERICSSON AS
SECOND UMTS/HSDPA VENDOR

Rosh Ha’ayin, Israel, September 21, 2005 – Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced today that Ericsson has been selected as the second vendor to supply Partner with advanced 3G UMTS/HSDPA infrastructure equipment.

Amikam Cohen, Partner’s CEO says: “In line with Partner’s strategic decision to introduce two vendors for its 3G Network, Ericsson has been selected as the second vendor for our 3G Network. Choosing Ericsson’s UMTS/HSDPA Technology will continue to provide Partner with the most advanced equipment available. The decision was taken based on Ericsson’s excellent performance in Partner’s GSM Network and the quality of its UMTS equipment”.

Bjorn Eisner, President of Ericsson Israel, says: “We are pleased to provide Partner with the most advanced 3G technology. This will strengthen our long lasting partnership and excellent relations with Partner.”

This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

About Partner
Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2,409 million subscribers in Israel (as of 30 June 2005). Partner subscribers can use roaming services in 159 destinations using 342 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange under the symbol PTNR.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il.

For more information about Hutchison Telecom, see www.htil.com.

Dr. Dan Eldar
V.P. Carrier, International & Investor Relations
Tel:	+972-54-7814151
Fax:	+972-54-7814161
E-mail:	dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: September 21, 2005